Exhibit 12.1
FREEPORT-McMoRan COPPER & GOLD INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2011	2010	2009	2008		2007

Income (loss) from continuing operations before income taxes and equity in affiliated companies' net earnings	$8,818	8,512	5,816	(13,309)		6,111
Amortization of previously capitalized interest	36	34	31	25		17
Less: capitalized interest	(109)	(66)	(78)	(122)		(147)

Earnings (losses) from continuing operations before fixed charges	$8,745	8,480	5,769	(13,406)		5,981

Fixed charges:
Interest expense, net of capitalized interest	$301	448	568	567		496
Capitalized interest	109	66	78	122		147
Amortization of debt expenses, premiums and and discounts	11	14	18	17		17
Interest portion of rental expense	23	26	32	18		12

Total fixed charges	$444	554	696	724		672

Adjusted earnings (losses)	9,189	9,034	6,465	(12,682)		6,653

Ratio of earnings to fixed charges (a)	$20.7	16.3	9.3	—	(b)	9.9

Preferred dividend requirements:
Total fixed charges	$444	554	696	724		672
Preferred stock dividends	—	96	370	347		340

Combined fixed charges and preferred stock dividends	444	650	1,066	1,071		1,012

Ratio of earnings to combined fixed charges and preferred stock dividends (a)	$20.7	13.9	6.1	—	(c)	6.6

(a) For purposes of computing the consolidated ratio of earning to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, equity in affiliated companies' net earnings and cumulative effect of accounting changes. Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges from continuing operations consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; and that portion of rental expense that FCX believes to be representative of interest. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements. The amount of pre-tax earnings required to cover such preferred stock dividends was computed using the effective tax rate for each applicable year.

(b) As a result of the loss recorded in 2008, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $13.4 billion to achieve coverage of 1:1 in 2008.

(c) As a result of the loss recorded in 2008, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $13.8 billion to achieve coverage of 1:1 in 2008.